FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

November 30, 2012

Filed Via EDGAR (CIK No. 0000837274)

Jason Fox, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Subject:            Franklin Templeton Variable Insurance Products Trust

(the “Registrant” or “Trust”) (File No. 811-05583)

Dear Mr. Fox:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system, please find described below the Registrant’s responses to the comments of the staff (“Comments”) of the U.S. Securities and Exchange Commission (the “Commission”), that you provided on October 26, 2012 with regard to the Trust’s filing on Form N‑CSR filed with the Commission on August 30, 2012.  Each Comment is summarized below, followed by the Registrant’s response to the Comment.

1.                  Comment:  With respect to Franklin High Income Securities Fund, please provide the reason the reconciliation amount is not provided for its level 3 fair valued securities.

Response:  That reconciliation amount was not provided since the fund held only one level 3 security, which had a nominal value of $191, an amount that we do not regard as material.

2.                  Comment:  For all of the Trust’s series, please confirm that there were no transfers between level 1 and level 2 fair valued securities for the six month period ended June 30, 2012.

Response:  We can confirm that none of the Trust’s series had a transfer between level 1 and level 2 fair valued securities for the six month period ended June 30, 2012

Questions or further comments related to this filing may be directed to me at (650) 312‑5651 or, in my absence, to Kevin M. Kirchoff, Esq. at (650) 525-8050.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

cc:  (w/enc.):    Karen Skidmore, Esq.

                        Bruce Bohan, Esq.

                        Bruce G. Leto, Esq.

Kristin H. Ives, Esq.